SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Federal-Mogul Corporation

(Exact name of registrant as specified in its charter)

Delaware	20-8350090
(State of Incorporation or Organization)	(I.R.S. Employer Identification Number)

26555 Northwestern Highway, Southfield, Michigan	48033
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Item 1.	Description of the Registrant’s Securities to be Registered.

Preliminary Note

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Federal-Mogul Corporation, a Delaware corporation (the “Company”), which is sometimes also referred to in this registration statement as “we,” “us” and “our.”

On February 25, 2008, Thornwood Associates Limited Partnership, our majority stockholder (“Thornwood”) exercised two options (the “Options”) held by it to purchase all of the shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) from the Federal-Mogul Asbestos Personal Injury Trust (the “Asbestos Trust”). As a result of the exercise of the Options and the transfer of the Class B Common Stock to Thornwood, all of the then-outstanding shares Class B Common Stock automatically converted into shares of Class A Common Stock and no shares of our Class B Common Stock are currently outstanding. As a result of the exercise by Thornwood of the Options, and the conversion of all of the Class B Common Stock into Class A Common Stock, the Company intends to amend the certificate of incorporation and bylaws to eliminate references to the Class B Common Stock and references to the directors that the holders of the Class B Common Stock are entitled to elect. Upon the adoption of such amendments, an amendment to this Form 8-A will be filed.

The following is a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation set forth in Exhibit 3.1 (“Charter”) and our amended and restated bylaws set forth in Exhibit 3.2 (“Bylaws”).

Authorized Capital Stock

We have authority to issue a total of (i) 400,000,000 shares of Class A Common Stock, 100,500,000 of which are outstanding, (ii) 50,100,000 shares of Class B Common Stock, none of which is outstanding (the Class A Common Stock and the Class B Common Stock are together referred to as the “Common Stock”) and (iii) 90,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The rights, preferences and privileges of holders of shares of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future without stockholder approval. See “Blank Check Preferred Stock” below.

Common Stock

Voting Rights. Except as otherwise set forth below under “Conversion Rights” and “Charter and Bylaws Provisions” each share of our Common Stock is identical, and the holders of our Common Stock vote as a single class on all matters submitted to a vote of the stockholders to which the holders of Common Stock are entitled to vote, except as may be required by the Delaware General Corporation Law (the “DGCL”) or as otherwise specified in our Charter.

Except as may be provided in our Charter, or as may be required by applicable law, the holders of our Common Stock have the exclusive right to vote for the election of directors and for all other purposes.

Dividend Rights. Each share of our Common Stock has the right to participate ratably in dividends and other distributions (including distributions upon liquidation, dissolution or other winding up of the Company), payable in cash, stock or property, except that in the case of dividends or distributions payable in shares of a class of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock, and the number of shares of Common Stock payable per share must be equal for each class.

The Company may not make any dividend or distribution with respect to any class of our Common Stock unless at the same time the Company makes a ratable dividend or distribution with respect to the other class of our Common Stock.

Subdivision, Consolidation, or Reclassification. Neither the shares of Class A Common Stock nor the shares of Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently therewith the shares of the other class of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and the same manner.

Liquidation Preference. Upon any dissolution or liquidation of the Company, the holders of the Class A Common Stock and Class B Common Stock are entitled to receive, on a pro rata basis based on the number of shares held, all assets of the Company available for distribution to stockholders, subject to any preferential rights of any then outstanding shares of Preferred Stock.

Conversion Rights. Pursuant to the Charter, the shares of Class B Common Stock convert into shares of Class A Common Stock upon the occurrence of certain events specified in the Charter. In connection with the exercise by Thornwood of the Options, all of the shares of Class B Common Stock were automatically converted into Class A Common Stock in accordance with the conversion provisions of the Charter. The Class A Common Stock has no conversion rights.

Other Rights. Holders of our Common Stock do not have pre-emptive, subscription or redemption rights.

Blank Check Preferred Stock

Our board of directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 90,000,000 shares of Preferred Stock in one or more series and to fix or alter the designation, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series, including the following:

•	dividend rights,

•	dividend rates,

•	conversion rights,

•	voting rights, rights and terms of redemption (including sinking fund provisions),

•	redemption price or prices,

•	liquidation preferences,

•	the number of shares constituting any class or series,

•	restrictions on the issuance of shares of the same class or series or of any other class or series, and

•	such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof as our board of directors may determine.

We may issue our Preferred Stock in ways that may affect the voting and other rights of the holders of our Common Stock. The issuance of our Preferred Stock with voting and conversion rights also may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others.

Corporate Governance

Under the terms of the Charter, certain corporate actions require the affirmative vote, or written approval, of at least a majority of the Class A Directors and a majority of the Class B Directors (each as defined below) (a “Supermajority of the Board”). The provisions requiring the vote or approval of a Supermajority of the Board cease to apply when the Class B Common Stock no longer constitutes more than 15% of all shares of Common Stock of all classes outstanding and the Class B Directors have resigned as required under the terms of the Charter. Therefore, as a result of the exercise by Thornwood of the Options, the conversion of the Class B Common Stock into Class A Common Stock and resignation of the Class B Directors in connection therewith, these provisions are no longer applicable.

Anti-takeover Effects of Provisions of the Delaware Corporate Law and Provisions to Be Included In Our Charter and Bylaws

The DGCL contains, and our Charter and Bylaws contain, a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of our Charter and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by our stockholders. The Company has expressly elected not to be governed by Section 203 of the DGCL.

Charter and By-law Provisions

Our Charter and Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

Provisions with Respect to Nomination and Election of Directors. Our Charter provides for two classes of directors, each of which is to be elected until his or her successor is elected and qualified, or until his or her earlier resignation or removal. Our Bylaws provide that our board of directors will consist of either eight or nine directors. So long as any shares of Class B Common Stock remain outstanding, the holders of the Class B Common Stock will be entitled to nominate and vote for a number of directors (the “Class B Directors”) which will vary according to the percentage of outstanding Common Stock of all classes that is Class B Common Stock and the holders of the Class A Common Stock will be entitled to nominate and vote for a number of directors (the “Class A Directors”) equal to the difference between eight and the number of Class B Directors; provided, however, that in the event that the Chief Executive Officer of the Company is elected or appointed to the Board of Directors (the “CEO Director”), then the holders of the Class A Common Stock will be entitled to nominate and vote for a number of Class A Directors equal to the difference between nine and the number of Class B Directors (one of which Class A Directors must be the CEO Director). Under the terms of our Charter, when the percentage of Class B Common Stock is less than 15% of the outstanding Common Stock, the holders of the Class B Common Stock are not entitled to nominate and vote for any Class B Directors. Therefore, as a result of the exercise by Thornwood of the Options, the conversion of the Class B Common Stock into Class A Common Stock and resignation of the Class B Directors in connection therewith, these provisions are no longer applicable. From and after the time that there are no shares of Class B Common Stock outstanding, the number of directors must be not less than three, and will be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors.

Vacancies. Subject to the rights of the holders of any series of Preferred Stock to fill any newly created directorships or vacancies, any vacancy in the office of a director elected by the holders of a particular class of Common Stock may be filled by a vote of a majority of the remaining directors elected by such class or their appointed successors then in office and any director so elected shall serve until the next meeting of stockholders for the election of directors. If there are no directors of such class in office, then an election of directors will be held in the manner provided by the DGCL or the Charter within 45 days after the creation of such vacancy. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for directors of the same class as the director who had occupied such vacant position, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock, any director may be removed from office at any time, for cause, and at any time after the first meeting of stockholders for the election of directors, without cause, by the affirmative vote of the holders of at least a majority of the holders of the class of Common Stock electing such director.

Stockholders Meetings. The first meeting of stockholders for the election of directors shall not occur prior to December 27, 2008, the first anniversary of the Effective Date. As used herein, the “Effective Date” means December 27, 2007, which was the effective date of the Fourth Amended Joint Plan of Reorganization for Federal-Mogul Corporation and Its Affiliated Debtors and Debtors-In-Possession (as Modified), filed in the bankruptcy proceedings of Federal-Mogul Corporation, a Michigan corporation, and certain of its subsidiaries in the United States Bankruptcy Court for the District of Delaware.

Special Meetings of Stockholders. Special meetings of our stockholders may be called at any time by the chairman of our board of directors or by our president or at the request in writing of (i) a majority of our board of directors, or (ii) two members of our board of directors elected by the holders of the Company’s Class B Common Stock, or (iii) the holders of at least 25% of the outstanding shares of Common Stock.

Written Consent of Stockholders. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Advance Notice Requirement. Stockholders must provide timely notice when seeking to bring business before an annual meeting of stockholders.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	not later than the ninetieth day nor earlier than the one hundred twentieth day prior to the anniversary date of the immediately preceding annual meeting, or

•

if the annual meeting is called for a date that is more than thirty days before or thirty days after the anniversary date of the preceding year’s annual meeting date, not later than the later of the ninetieth day prior to the annual meeting and the tenth day following the day on which the first public disclosure of the date of the annual meeting is made by the Company nor earlier than the one hundred twentieth day prior to the annual meeting.

Our Charter and Bylaws also specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of Charter and Bylaws. Under Section 242 of the DGCL, the Charter may be amended, after such amendment is approved by the board of directors for submission to the stockholders, by the holders of a majority of the outstanding stock, and a majority of the outstanding stock of each class entitled to vote on any such amendment as a class under Section 242 of the DGCL; provided that the provisions of the Charter described above under “— Removal of Directors” and “— Stockholder Meetings” may not be amended prior to December 27, 2008, the first anniversary of the Effective Date, without the consent or approval of 90% of the holders of the Class A Common Stock then outstanding. The Bylaws may be amended by (1) the board of directors or (2) the stockholders, at a meeting of the stockholders upon the affirmative vote of a majority of the Common Stock present in person or by proxy at such meeting or by a written consent signed by the holders of a majority of the Common Stock.

Issuance of Blank Check Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 90,000,000 shares of Preferred Stock with rights and preferences, designated from time to time by the board of directors as described above under “Authorized Capital Stock — Blank Check Preferred Stock”. Although our board of directors is not permitted to issue, or reserve for issuance, any series of Preferred Stock to be used in connection with the implementation of a “poison pill” or similar “shareholder rights plan” without the affirmative vote, or written approval, of at least a Supermajority of the Board, the existence of authorized but unissued shares of Preferred Stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Registration Rights Agreement

On December 27, 2007, the Company, Thornwood and the Asbestos Trust entered into a Registration Rights Agreement, dated as of December 27, 2007 (the “Registration Rights Agreement”). The Registration Rights Agreement may require the Company to register certain securities in accordance with the terms and conditions set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 4.1 to this registration statement and is incorporated herein by reference.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Mellon Investor Services LLC.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

4.1	Registration Rights Agreement, dated as of December 27, 2007, by and among the Company, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FEDERAL-MOGUL CORPORATION,
a Delaware corporation

Date: April 22, 2008	By:	/s/ Robert L. Katz
		Name:	Robert L. Katz
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on January 3, 2008).

4.1	Registration Rights Agreement, dated as of December 27, 2007, by and among the Company, Thornwood Associates Limited Partnership and the Federal-Mogul Asbestos Personal Injury Trust (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on January 3, 2008).